SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF AUGUST 2008

SK Telecom Co., Ltd.
(Translation of registrant’s name into English)
11, Euljiro2-ga Jung-gu
Seoul 100-999, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                               Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.            Yes ☐                               No ☑
     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

* The following regards future plans and remains subject to change.

Subject:	Revised guidance regarding expected 2008 capital expenditures.
Details:	An increase of approximately Korean Won 220 billion over previously reported 2008 capital expenditure guidance:
Previous guidance: Approximately Korean Won 1.75 trillion
Revised guidance: Approximately Korean Won 1.97 trillion
Date of board of directors approval:	August 21, 2008
Information released by:	SK Telecom Co., Ltd. (the “Company”), IR Group
Contacts:	Person directly in charge of disclosure: Tae Jin Park — IR Group, Group Head (tel: 822 6100-2400) Primary contact regarding disclosure: Jinmo Kim — IR Group, Manager (tel: 822 6100-1620)
Other:	The above information may be subject to further updates and/or changes, including based on the Company’s results of operations.
*This disclosure updates previous disclosure made to the Korea Exchange on January 31, 2008

Forward-Looking Statement Disclaimer
This disclosure contains “forward-looking statements” that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. Forward-looking statements speak only as of the date they are made and we do not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.

     SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd. (Registrant)
By:	/s/ Tae Jin Park
(Signature)
Name:	Tae Jin Park
Title:	Senior Vice President
Date: August 25, 2008